September 18, 2025

Atabak Mokari
Chief Financial Officer
Corcept Therapeutics Inc.
101 Redwood Shores Parkway
Redwood City, CA 94065

       Re: Corcept Therapeutics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 000-50679
Dear Atabak Mokari:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
1. Basis of Presentation and Summary of Significant Accounting Policies Segment Reporting, page F-12

1. Please confirm that you will provide the segment disclosures required by ASC 280-
       10-50, as amended by ASU 2023-07, in your future filings. Refer to ASC 280-10-50-
       20 for single reportable segment entity requirements.
 September 18, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Vanessa Robertson at 202-551-3649 or Angela Connell at 202-551-
3426 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences